Trecora Resources
1650 Hwy 6 S, Suite 190
Sugar Land, Texas 77478
(409) 385-8300

January 4, 2016

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Donald Delaney

Re:          Trecora Resources
Registration Statement on Form S-3
Filed December 4, 2015
File No. 333-208335
Form 10-K for the fiscal year Ended December 31, 2014
Filed March 13, 2015
File No. 001-33926

Dear Mr. Delaney:

Please allow this letter to confirm that Trecora Resources will undertake to completely respond to the comments contained in the United States Securities and Exchange Commission’s December 30, 2015, correspondence on or before February 1, 2016.

Thank you for your consideration.

Sincerely,

/s/ Connie Cook

Connie Cook
Chief Financial Officer